                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington , D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

Check One:  Form 10-K    Form 20-F  Form 11-K  [X] Form 10-Q Form N-SAR

          For Period Ended: December 31, 2000
                            _____________________________________________
               Transition Report on Form 10-K
               Transition Report on Form 20-F
               Transition Report on Form 11-K
               Transition Report on Form 10-Q
               Transition Report on Form N-SAR
          For the Transition Period Ended:_______________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________

PART 1 - REGISTRANT INFORMATION

Capitol Communities Corporation
_____________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

25550 Hawthorne Boulevard
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Torrance, CA 90505
________________________________________________________________________________
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the

[X] fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On July 21, 2000, Capitol Communities Corporation's (the "Company") wholly-owned subsidiary, Capitol Development of Arkansas, Inc. (the "Operating Subsidiary"), filed for Chapter 11 with the United States Bankruptcy Court, Eastern District of Arkansas. The Company has just completed filing a Reorganization Plan with the Bankruptcy Court making it an unreasonable burden and expense to prepare its Quarterly Report on Form 10-QSB by February 14, 2001. The Company intends to file its Quarterly Report by no later than February 19, 1999.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Michael G. Todd                  (310)           375-2266
________________________________________________________________________________
     (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X ] No

     The following officers, directors, and beneficial owners of 10% or more of the Company's Common Stock were delinquent in filing an Annual Statement of Changes in Beneficial Ownership on Form 5: Michael G. Todd, and David R. Paes.

(3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects a loss for the three months ended December 31, 2000 of approximately $476,486 compared with a loss of $873,685 for the three months ended December 31, 1999. The difference was primarily due to a decrease in General and Administrative Expenses for the three months ended December 31, 2000.

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                        Capitol Communities Corporation
        --------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date February 14, 2001              By /s/ Michael G. Todd
     -----------------------           ----------------------------------------
                                       Michael G. Todd, Chairman, President and
                                       Chief Executive Officer

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